UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.               )*

CEN BIOTECH, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

15130L104
(CUSIP Number)

Brian Payne

300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9 (519) 419-4958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130L104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Payne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,209,285
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,209,285
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15130L104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the shares of common stock of Cen Biotech, Inc. (the “Issuer”) with its principal office located at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9

Item 2.  Identity and Background.

The name of the person filing this statement Brian Payne (the “Reporting Person”). The Reporting Person is a citizen of Canada. The Reporting Persons’ present principal occupation is Vice President and Director of the Issuer. The principal business address of the Reporting Person is c/o the Issuer at 300-3295 Quality Way, Windsor, Ontario, Canada N8T 3R9. During the last five years, the Reporting Person has not been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

4,285 shares of common stock of the Issuer were issued on February 29, 2016 pursuant to a Spin Off by Creative Edge Nutrition, Inc. ("Creative") to its shareholders of all of the outstanding shares of common stock the Issuer, which was at the time a subsidiary of Creative in order to separate Creative's specialty pharmaceutical business into a separate company (the “Spin Off”). The shares purchased by the Reporting Person of Creative which were then exchanged for the shares issued in the Spin Off were purchased for a total consideration amount of $10,000.

770,000 shares of common stock of the Issuer were granted by the Issuer to the Reporting Person on November 30, 2017, pursuant to a restricted stock agreement pursuant to the Issuer’s 2017 Equity Compensation Plan. The issuance was approved by the Issuer’s full board of directors, and was issued in connection with an Employment Agreement entered into between the Issuer and the Company on same date.

1,435,000 shares of common stock of the Issuer were issued on April 2, 2021 pursuant to a Restricted Stock Award entered into between the Reporting Person and the Issuer on same date, pursuant to which Reporting Person was granted 1,435,000 shares of the Issuer’s common stock under the Issuer’s 2021 Equity Compensation Plan, which vested immediately on same date These shares were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

Item 4.  Purpose of Transaction.

The 770,000 shares of common stock held by the Reporting Person which were acquired on November 30, 2017, pursuant to a restricted stock agreements pursuant to the Issuer’s 2017 Equity Compensation Plan with the purpose of compensating the Reporting Person thereunder.

The shares purchased by the Reporting Person which were then exchanged for 4,285 the shares of the Issuer issued in the Spin Off were purchased by Reporting Person purchased for $10,000.

The 1,435,000 shares of common stock of the Issuer held by the Reporting Person which were acquired on April 2, 2021 issued pursuant to the Issuer’s 2021 Equity Compensation Plan were issued to Reporting Person as compensation for Reporting Person’s services to the Issuer.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 2,209,285 shares of the Issuer’s common stock which represents approximately 5.27% of the Issuer’s Common Stock based on 41,916,927 shares of common stock of the Issuer outstanding as of June 15, 2021. The Reporting Person has sole voting and dispositive power over 2,209,285 shares owned by him

CUSIP No. 15130L104	13D	Page 4 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Form of Restricted Stock Agreement for U.S. Persons under CEN Biotech Inc. 2017 Equity Compensation Plan.

Exhibit 99.2 Executive Employment Agreement, effective as of November 30, 2017, between Brian Payne and CEN Biotech Inc.

Exhibit 99.3 Restricted Stock Agreement between CEN Biotech, Inc. and Brian Payne dated April 2, 2021.

Exhibit No.	Description of Document

99.1

Form of Restricted Stock Agreement for Canadian Persons under CEN Biotech Inc. 2017 Equity Compensation Plan. (Incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.2	Executive Employment Agreement, effective as of November 30, 2017, between Brian Payne and CEN Biotech Inc. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC December 5, 2017).

99.3

Restricted Stock Agreement between CEN Biotech, Inc. and Brian Payne dated April 2, 2021. (Incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the SEC April 7, 2021).

*Filed herewith.

CUSIP No. 15130L104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEN BIOTECH, INC.

/s/ Brian Payne
Brian Payne

June 15, 2021